UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of July 2021
Commission File Number 001-33161
NORTH AMERICAN CONSTRUCTION GROUP LTD.
27287 - 100 Avenue
Acheson, Alberta T7X 6H8
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

No.	Documents and Exhibit Index

Management’s Discussion and Analysis for the three and six months ended June 30, 2021

Interim consolidated financial statements of North American Construction Group Ltd. for the three and six months ended June 30, 2021

99.1	North American Construction Group Ltd. Announces Results for the Second Quarter Ending June 30, 2021

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN CONSTRUCTION GROUP LTD.

By:	/s/ Jason Veenstra
Name:	Jason Veenstra
Title:	Executive Vice President & Chief Financial Officer
Date: July 28, 2021

North American Construction Group Ltd.

2021 Second Quarter Report

C8074
D8T
CAT
NORTH AMERICAN
KBV

NORTH AMERICAN CONSTRUCTION GROUP

EVERYONE GETS HOME SAFE

Letter to Shareholders
In my Q1 report, I used the analogy suggesting our business was warming up and ready to get back to delivering results consistent with pre-pandemic levels. I am pleased to say that the business and our NACG employees delivered into that expectation and with i) safety back in line with our high expectations, ii) a major infrastructure win, iii) an acquisition of a strategic Australian component supplier in DGI Trading Limited ("DGI"), iv) continued support of our long-standing oil sands clients, v) continued growth of our Indigenous partnerships, and vi) the launch of a project in hydrogen fuels; we are hitting our stride and ready to run for Olympic gold. Although not the most glamorous of events, we plan to win our gold in the marathon by giving our shareholders long distance, quality performance.
The quarter was not without its headwinds as the third wave of the pandemic had an amplitude far exceeding our expectations. The third wave impact in Fort McMurray had a 70% increase in positive cases and quarantined close contacts than any previous quarter. Thankfully, our pandemic plan minimized the spread of the virus in our workplace and employee recoveries were better than average. We currently have one employee with longer term effects who we hope to have back to health and back in the workforce here in Q3. The increased vaccination rates have had a dramatic positive impact and we are hopeful this is our last report on pandemic impacts to our business.
Our Q2 financial performance was as planned with impacts for major infrastructure wins, the DGI acquisition, and increased backlog not providing EBITDA benefit until later in the year with full year benefits to be seen in 2022.
Some additional highlights of the quarter were:
•Bid pipeline remains robust with recent adds in infrastructure, oil sands and other resource industries;
•Project at gold mine in Northern Ontario now considered ramped up to peak summer production;
•External maintenance program is back to the pre-pandemic run-rate;
•Expansion of Acheson maintenance facility is on budget and scheduled for early Q4 completion;
•Telematics project infrastructure and support expanded for major Q3 ramp up; and
•Commenced feasibility study for dual fuel hydrogen combustion engine for reduced emissions.
As mentioned, our achievements over the past few months will primarily impact 2022 and therefore our outlook for the remainder of 2021 remains largely consistent with what was disclosed in April. We have tightened the ranges while still allowing for inherent risks of schedule changes and weather.
In closing, I would be remiss if I ignored our recent share price volatility. While market reception to our major infrastructure win was positive, and deservedly so, the drift down has been frustrating and, I believe, defies the diversification progress and performance we have achieved. As of the writing of this letter, our share price reflects roughly an 8x multiple on consensus earnings for 2022. With our performance and progress on growth and diversification, one could’ve reasonably thought that might be our EBITDA multiple. We believe our continued positive progress on our strategy will create shareholder value and, like the marathon runner, we will pace ourselves for the long haul maintaining capital allocation flexibility in assessing share purchases and dividend yields while still providing the capacity for meaningful debt reduction.
I look forward to sharing our Q3 results and our outlook for 2022 with you in October.

Joseph Lambert
President & Chief Executive Officer
July 28, 2021

i

Management’s Discussion and Analysis
For the three and six months ended June 30, 2021
July 28, 2021
The following Management’s Discussion and Analysis ("MD&A") is as of July 28, 2021 and should be read in conjunction with the attached unaudited interim consolidated financial statements and notes that follow for the three and six months ended June 30, 2021, the audited consolidated financial statements and notes that follow for the year ended December 31, 2020 and our annual MD&A for the year ended December 31, 2020.
All financial statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available through the Canadian Securities Administrators (www.sedar.com) and Securities and Exchange Commission (www.sec.gov) and our Company website at www.nacg.ca.
A non-GAAP financial measure is generally defined by securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. Non-GAAP financial measures do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. In our MD&A, we use non-GAAP financial measures such as "adjusted EPS", "adjusted net earnings", "adjusted EBIT", "adjusted EBITDA", "backlog", "capital additions", "capital expenditures, net", "capital inventory", "capital work in progress", "cash provided by operating activities prior to change in working capital", "equity investment depreciation and amortization", "equity investment EBIT", "free cash flow", "gross profit", "growth capital", "invested capital", "margin", "net debt", "senior debt", "sustaining capital" and "total debt". We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements. A summary of our non-GAAP measures is included below under the heading "Non-GAAP financial measures".

Management's Discussion and Analysis June 30, 2021	M-1	North American Construction Group Ltd.

OVERALL PERFORMANCE
Interim MD&A - Quarter 2 Highlights

(Expressed in thousands of Canadian Dollars, except per share amounts)	Three months ended
	June 30,
	2021	2020	Change
Revenue	$140,155	$70,771	$69,384

Gross profit	15,226	21,097	(5,871)
Gross profit margin	10.9%	29.8%	(18.9)%

Operating income	1,614	14,595	(12,981)

Adjusted EBITDA(i)	42,375	31,941	10,434
Adjusted EBITDA margin(i)	30.2%	45.1%	(14.9)%

Net income and comprehensive income	2,742	13,299	(10,557)
Adjusted net earnings(i)	9,030	12,967	(3,937)

Cash provided by operating activities	25,736	33,915	(8,179)
Cash provided by operating activities prior to change in working capital(i)	28,601	24,553	4,048

Free cash flow(i)	6,081	10,646	(4,565)

Purchase of PPE	31,275	25,315	5,960
Sustaining capital additions(i)	19,196	14,313	4,883
Growth capital additions(i)	2,387	1,508	879

Basic net income per share	$0.10	$0.46	$(0.36)
Adjusted EPS(i)	$0.32	$0.45	$(0.13)
(i)See "Non-GAAP Financial Measures".
As with many of our peers in North America, the latter part of Q2 2021 marked a noticeable and positive change with regards to the COVID-19 pandemic. However, specific to the Fort McMurray region, the early part of Q2 witnessed the third wave with their highest case counts being recorded during that time which had a correlated impact on our top line as some of our workforce was unavailable in April and particularly in May. The risk mitigation and safety measures in place significantly mitigated the impact. Operating hours on our NACG heavy equipment fleet were down 15% from Q1 2021 which was slightly more than expected largely driven by these workforce absences in April and May. Conditions quickly improved in June to the point where the month posted similar results to that of June 2019 thus providing tangible evidence of reaching pre-pandemic levels. This down and then up trend is reflected in revenue of $140.2 million in Q2 2021 which was a 98% increase from the lows experienced in the extremely difficult Q2 2020. Other items of note in the quarter were: i) the external maintenance program returning to a quarterly run rate similar to 2019, ii) the resumption of work at the Fort Hills mine and iii) a sizable increase in demand for mine site services provided by the Dene North Site Services joint venture.
While not consolidated in our revenue, the Nuna Group of Companies ("Nuna") achieved another very strong quarter as the gold mine project in Northern Ontario continues to ramp up. Our share of Nuna's revenue, which is consolidated in equity earnings, was $37.9 million this quarter compared to $11.2 million in Q2 2020. This step change in revenue correlates to the increase in operating hours on the equipment and was due to the work being completed by the joint venture owned by Nuna and North American. This revenue achievement highlights the benefit of diversification as combined revenue in Q2 remained relatively stable from Q1 whereas historically the scope decrease from winter to spring was much more dramatic.
Throughout the pandemic, we have maintained our culture of cost discipline and have continued our halt on all discretionary and non-essential spending and this remained in place for the quarter. Direct general and administrative expenses (excluding stock-based compensation) were $6.0 million in Q2 2021, equivalent to 4.3% of revenue, up from $3.6 million but down from the equivalent 5.1% of revenue in Q2 2020.

Management's Discussion and Analysis June 30, 2021	M-2	North American Construction Group Ltd.

SIGNIFICANT BUSINESS EVENTS
Increase in Committed Scope from Contract Amendment
On July 21, 2021, the Company announced a contract amendment to a multiple use agreement between the Mikisew North American Limited Partnership and a major oil sands producer. The agreement has an expiration date of December 2023 and the Company anticipates its share to be approximately $175 million in additional revenue over the remainder of the agreement.
Infrastructure Project Award
On June 21, 2021, along with our partners Acciona and Shikun & Binui, we announced the award of Fargo-Moorhead flood diversion project in the United States. Our share of the project revenue will be approximately $650 million over the term of the contract. This award marks the largest infrastructure project in our history and underlines the significant earth works and construction expertise that we brought to the bid process.
Acquisition of Australian Component Supplier
On June 9, 2021, we announced that we had entered into a definitive agreement to acquire DGI Trading Pty Ltd., a supplier of production-critical mining components based in Kempsey, New South Wales, Australia, for an estimated purchase price of $23.5 million. The transaction closed subsequent to the reporting period on July 1, 2021 with an initial payment of $10.3 million funded through existing debt facilities. The purchase price is approximately equal to the net tangible assets of DGI, comprised primarily of inventory, plus subsequent payments over a four-year period based on the earnings of the business.
Issuance of $74.8 million of Convertible Debentures
On June 1, 2021, the Company closed an offering of 5.50% convertible unsecured subordinated debentures for aggregate gross proceeds of $65.0 million. On June 4, 2021, underwriters exercised their over-allotment option, in full, to purchase an additional $9.8 million for aggregate gross proceeds of $74.8 million. The debentures trade on the Toronto Stock Exchange ("TSX") under the symbol NOA.DB.B.
Normal Course Issuer Bid
On April 9, 2021, the Company commenced a normal course issuer bid ("NCIB") under which a maximum number of 2,000,000 common shares were authorized to be purchased. During the six months ended June 30, 2021, the Company purchased and subsequently cancelled 37,000 shares under this NCIB, which resulted in a decrease of common shares of $0.3 million and a decrease to additional paid-in capital of $0.2 million. To comply with applicable securities laws, no more than 1,497,476 voting common shares will be purchased on the New York Stock Exchange ("NYSE") or alternative trading systems. This NCIB will be terminated no later than April 8, 2022.

Management's Discussion and Analysis June 30, 2021	M-3	North American Construction Group Ltd.

FINANCIAL HIGHLIGHTS
Three and six months ended June 30, 2021 results

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands, except per share amounts)	2021	2020	2021	2020
Revenue	$140,155	$70,771	$308,563	$269,588
Project costs	41,460	12,331	91,622	72,448
Equipment costs	57,044	25,792	112,029	97,533
Depreciation	26,425	11,551	57,623	43,859
Gross profit(i)	$15,226	$21,097	$47,289	$55,748
Gross profit margin(i)	10.9%	29.8%	15.3%	20.7%
General and administrative expenses (excluding stock-based compensation)	6,024	3,617	13,046	12,667
Stock-based compensation expense (benefit)	7,651	2,213	10,025	(4,650)
Interest expense, net	4,398	4,274	8,940	9,802
Net income and comprehensive income	2,742	13,299	22,128	32,334

Adjusted EBITDA(i)	42,375	31,941	103,513	92,073
Adjusted EBITDA margin(i)	30.2%	45.1%	33.5%	34.2%

Per share information
Basic net income per share	$0.10	$0.46	$0.78	$1.19
Diluted net income per share	$0.09	$0.42	$0.72	$1.07
Adjusted EPS(i)	$0.32	$0.45	$0.98	$1.14
(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis June 30, 2021	M-4	North American Construction Group Ltd.

A reconciliation of net income and comprehensive income available to shareholders to adjusted net earnings, adjusted EBIT and adjusted EBITDA is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2021	2020	2021	2020
Net income and comprehensive income available to shareholders	$2,742	$13,299	$22,128	$32,334
Adjustments:
(Gain) loss on disposal of property, plant and equipment	(63)	672	(321)	829
Stock-based compensation expense (benefit)	7,651	2,213	10,025	(4,650)
Net realized and unrealized gain on derivative financial instrument	(253)	(2,496)	(2,737)	(286)
Write-down on assets held for sale	700	—	700	1,800
Tax effect of the above items	(1,747)	(721)	(2,232)	956
Adjusted net earnings(i)	9,030	12,967	27,563	30,983
Adjustments:
Tax effect of the above items	1,747	721	2,232	(956)
Interest expense, net	4,398	4,274	8,940	9,802
Income tax (benefit) expense	(540)	992	4,410	6,986
Equity earnings in affiliates and joint ventures(i)	(4,733)	(1,474)	(8,202)	(1,934)
Equity investment EBIT(i)	4,950	1,990	8,518	2,550
Adjusted EBIT(i)	14,852	19,470	43,461	47,431
Adjustments:
Depreciation and amortization	26,505	11,639	57,583	44,588
Write-down on assets held for sale	(700)	—	(700)	(1,800)
Equity investment depreciation and amortization(i)	1,718	832	3,169	1,854
Adjusted EBITDA(i)	$42,375	$31,941	$103,513	$92,073
(i)See "Non-GAAP Financial Measures".

A reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2021	2020	2021	2020
Equity earnings in affiliates and joint ventures	$4,733	$1,474	$8,202	$1,934
Adjustments:
Interest expense, net	82	127	160	179
Income tax expense	239	9	313	57
(Gain) loss on disposal of property, plant and equipment	(104)	380	(157)	380
Equity investment EBIT(i)	$4,950	$1,990	$8,518	$2,550

(i)See "Non-GAAP Financial Measures".
Analysis of three and six months ended June 30, 2021 results
Revenue
For the three months ended June 30, 2021, revenue was $140.2 million, up from $70.8 million in the same period last year. The revenue growth in the current year is primarily attributable to the increased demand for our services as our customers continue to recover from the impacts of the COVID-19 pandemic. In the quarter, we continued to experience strong demand for equipment rental support and overburden removal activities at the Millennium mine and started performing tailings pond support activities in late Q2. Mine support work at the Kearl mine significantly ramped-up and the overburden and ditch construction work awarded in Q4 2020 positively impacted revenue. The suspension of work at the Fort Hills mine caused a reduction in year-over-year revenue due to reduced demand for earthworks activity which is expected to return to a more normalized level of activity in Q3.
For the six months ended June 30, 2021, revenue was $308.6 million, up from $269.6 million in the same period last year. This increase of 14.5% reflects the Q2 factors mentioned above as well as an expanded winter reclamation scope at the Aurora mine and higher volumes of civil construction services awarded at the Mildred Lake mine.

Management's Discussion and Analysis June 30, 2021	M-5	North American Construction Group Ltd.

These increases were partially offset by a reduction in winter reclamation work at the Mildred Lake mine and reduced activity at the Fort Hills mine.
Gross profit
For the three months ended June 30, 2021, gross profit was $15.2 million, and a 10.9% gross profit margin, down from a gross profit of $21.1 million and gross profit margin of 29.8% in the same period last year. The lower gross profit and gross profit margin in the current period was driven by increased equipment maintenance activities as our fleet was more readily available for required repairs and maintenance during these months. Additionally contributing to the lower gross margin was manpower shortages from isolation requirements related to the third wave of COVID-19. Our operations support services for the coal mines in Texas and Wyoming positively impacted the margin in the quarter given the consistent nature of those contracts.
Q2 2021 results also include $6.2 million of salary and wage subsidies of which $5.7 million is included in gross profit. These subsidies from the Canada Emergency Wage Subsidy ("CEWS") program provided reimbursement for a portion of wages paid to employees in order to keep people employed during the pandemic and provided an offset for the significant costs incurred in the Fort McMurray region during the quarter. Q2 2020 results include $10.7 million of salary and wage subsidies of which $9.3 million is included in gross profit.
For the six months ended June 30, 2021, gross profit was $47.3 million, and a 15.3% gross profit margin, down from $55.7 million, and a 20.7% gross profit margin, in the same period last year. The decrease in gross profit was primarily driven by a reduction in site activity in Q1 2021 due to the COVID-19 pandemic, coupled with the suspension of work at Fort Hills that began in March 2020. The gross profit margin was impacted by the Q2 factors discussed above and the reduction in activity on our winter works program at the Mildred Lake mine, as our heavy equipment fleet remained focused on overburden removal work in 2021. Increases in operating costs from employee absenteeism and disruptions to site operations due to the COVID-19 pandemic also contributed to the margin reduction. Partially offsetting these decreases were the margins achieved on our operations support contracts for the coal mines in Texas, which started in Q2 2020 and Wyoming, which began in Q2 2019.
For the six months ended June 30, 2021, results include $12.0 million of salary and wage subsidies of which $11.2 million is included in gross profit. In the same period last year, results include $10.7 million of salary and wage subsidies of which $9.3 million is included in gross profit.
For the three months ended June 30, 2021, depreciation was $26.4 million, or 18.9% of revenue, up from $11.6 million, or 16.3% of revenue, in the same period last year. The increase in depreciation is the result of significantly increased equipment utilization when compared to the same period last year, which was significantly impacted by the COVID-19 pandemic. Depreciation as a percentage of revenue for three months ended June 30, 2021 is being impacted by our increasing ultra-class fleet which consists of haul trucks with load capacities greater than 320 tonnes. We have been strategically investing in these haul trucks over the past two years via equipment rebuilds and major component overhauls. These investments result in increases to depreciable costs which consequently drive higher depreciation as a percentage of revenue.
For the six months ended June 30, 2021, depreciation was $57.6 million, or 18.7% of revenue, up from $43.9 million, or 16.3% of revenue, in the same period last year. The increase in depreciation for the six months ended June 30, 2021 is driven by the Q2 factors discussed above.
Operating income
For the three months ended June 30, 2021, we recorded operating income of $1.6 million, a decrease of $13.0 million from the $14.6 million for the same period last year. General and administrative expense, excluding stock-based compensation expense, was $6.0 million (or 4.3% of revenue) for the quarter, higher than the $3.6 million (or 5.1% of revenue) in the prior year. Stock-based compensation expense increased by $5.4 million compared to the prior year primarily due to the fluctuating share price on the carrying value of our liability classified award plans.
For the six months ended June 30, 2021, we recorded operating income of $24.5 million, a decrease of $22.4 million from the $46.9 million for the same period last year. General and administrative expense, excluding stock-based compensation expense was $13.0 million (or 4.2% of revenue) compared to the $12.7 million (or 4.7% of revenue) for the six months ended June 30, 2020. Stock-based compensation expense increased by $14.7 million compared to the prior year primarily due to the fluctuating share price on the carrying value of our liability classified award plans.

Management's Discussion and Analysis June 30, 2021	M-6	North American Construction Group Ltd.

Non-operating income and expense

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2021	2020	2021	2020
Interest expense
Credit Facility	$1,679	$1,833	$3,587	$4,473
Convertible debentures	1,008	704	1,686	1,917
Finance lease obligations	611	864	1,238	1,722
Mortgages	242	248	486	505
Promissory notes	107	211	214	404
Financing obligations	429	286	809	411
Amortization of deferred financing costs	235	183	441	449
Interest expense	$4,311	$4,329	$8,461	$9,881
Other interest expense (income), net	87	(55)	479	(79)
Total interest expense, net	$4,398	$4,274	$8,940	$9,802
Equity earnings in affiliates and joint ventures	(4,733)	(1,474)	(8,202)	(1,934)
Net realized and unrealized gain on derivative financial instrument	(253)	(2,496)	(2,737)	(286)
Income tax (benefit) expense	(540)	992	4,410	6,986
Total interest expense was $4.4 million during the three months ended June 30, 2021, a slight increase from the $4.3 million recorded in the prior year. During the six months ended June 30, 2021, total interest expense was $8.9 million, a decrease from the $9.8 million recorded in the prior year. The increase in the current period is due to the addition of new 5.50% convertible debentures issued on June 1, 2021. The decrease in the six months ended June 30, 2021 can be attributed to the lower outstanding balance on our Credit Facility.
Cash related interest expense for the three months ended June 30, 2021, calculated as interest expense excluding amortization of deferred financing costs of $0.2 million, was $4.2 million and represents an average cost of debt of 4.0% when factoring in the Credit Facility balances during the quarter (compared to 3.6% for the three months ended June 30, 2020). Cash related interest expense for the six months ended June 30, 2021 (excluding amortization of deferred financing cost of $0.4 million and implied interest of $0.2 million) was $8.3 million and represents an average cost of debt of 3.9% (compared to 4.1% for the six months ended June 30, 2020).
Equity earnings in affiliates and joint ventures of $4.7 million and $8.2 million for the three and six months ended June 30, 2021, respectively, were generated by the NL Partnership and other various joint ventures consolidated using the equity method. The increase in the three and six months ended June 30, 2021 can be attributed to the ramp-up at the gold mine in Northern Ontario which commenced in late Q4 2020.
During the three and six months ended June 30, 2021, the Company recognized a realized gain of $0.9 million and $7.1 million, respectively, (unrealized gain at March 31, 2021 of $0.6 million and at December 31, 2020 of $4.3 million) on the swap agreement related to the 5.50% convertible debentures that were issued in 2017 and redeemed through issuance of 4,583,655 common shares in April 2020. This swap agreement was completed during the six months ended June 30, 2021.
We recorded deferred income tax benefit of $0.5 million and expense of $4.4 million for the three and six months ended June 30, 2021, respectively. Income tax benefit and expense relates to income excluding equity earnings in affiliates and joint ventures. The current period income tax amounts reflect lower levels of this income in the current year.
Net income and comprehensive income
For the three months ended June 30, 2021, we recorded $2.7 million of net income and comprehensive income available to shareholders (basic net income per share of $0.10 and diluted net income per share of $0.09), compared to $13.3 million net income and comprehensive income available to shareholders (basic net income per share of $0.46 and diluted net income per share of $0.42) recorded for the same period last year.
For the six months ended June 30, 2021, we recorded $22.1 million net income and comprehensive income available to shareholders (basic net income per share of $0.78 and diluted net income per share of $0.72), compared to $32.3 million net income and comprehensive income available to shareholders (basic net income per share of $1.19 and diluted net income per share of $1.07) for the same period last year.

Management's Discussion and Analysis June 30, 2021	M-7	North American Construction Group Ltd.

The table below provides the calculation of our adjusted EPS:

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2021	2020	2021	2020
Net income and comprehensive income	2,742	13,299	22,128	32,334
Diluted net income available to common shareholders	$2,742	$13,299	$23,581	$33,480

Adjusted net earnings(i)	$9,030	$12,967	$27,563	$30,983

Weighted-average number of common shares	28,077,514	28,777,854	28,202,488	27,188,642
Weighted-average number of diluted common shares	30,011,618	33,128,843	32,733,824	31,421,563

Basic net income per share	$0.10	$0.46	$0.78	$1.19
Diluted net income per share	$0.09	$0.42	$0.72	$1.07
Adjusted EPS(i)	$0.32	$0.45	$0.98	$1.14
(i)See "Non-GAAP Financial Measures".
The table below summarizes our consolidated results for the preceding eight quarters:

(dollars in millions, except per share amounts)	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019
Revenue	$140.2	$168.4	$136.8	$94.0	$70.8	$198.8	$189.5	$166.3
Gross profit(i)	15.2	32.1	23.3	15.4	21.1	34.7	25.1	18.3
Adjusted EBITDA(i)	42.4	61.1	46.2	37.1	31.9	59.9	47.8	37.2
Net income and comprehensive income	2.7	19.4	10.0	6.8	13.3	19.0	8.2	7.6
Basic net income per share(iii)	$0.10	$0.68	$0.34	$0.23	$0.46	$0.74	$0.32	$0.29
Diluted net income per share(iii)	$0.09	$0.62	$0.32	$0.22	$0.42	$0.67	$0.28	$0.26
Adjusted EPS(i)(ii)(iii)	$0.32	$0.65	$0.36	$0.26	$0.45	$0.70	$0.38	$0.41

Cash dividend per share	$0.04	$0.04	$0.04	$0.04	$0.04	$0.04	$0.04	$0.04
(i)See "Non-GAAP Financial Measures".
(ii)Net income and adjusted earnings per share for each quarter have been computed based on the weighted-average number of shares issued and outstanding during the respective quarter. Therefore, quarterly amounts are not additive and may not add to the associated annual or year-to-date totals.
(iii)The timing of payment of the cash dividend per share may differ from the dividend declaration date.
For a full discussion of the factors that can generally contribute to the variations in our quarterly financial results please see “Financial Highlights” in our annual MD&A for the year ended December 31, 2020.
LIQUIDITY AND CAPITAL RESOURCES
Summary of consolidated financial position
As at June 30, 2021, our total liquidity was $210.9 million, comprised of $16.8 million in cash and $194.1 million of unused borrowing availability on the Credit Facility.
Our liquidity is further complemented by available borrowings through our equipment leasing partners. Under the terms of our Credit Facility, our finance lease borrowing is limited to $150.0 million. As at June 30, 2021 our total available capital liquidity was $237.2 million, comprised of total liquidity of $210.9 million and $26.3 million in unused finance lease borrowing availability. Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations.

Management's Discussion and Analysis June 30, 2021	M-8	North American Construction Group Ltd.

(dollars in thousands)	June 30, 2021	December 31, 2020	Change
Cash	$16,791	$43,915	$(27,124)
Working capital assets
Accounts receivable	$48,823	$36,373	$12,450
Contract assets	5,454	7,034	(1,580)
Inventories	27,999	19,174	8,825
Contract costs	4,435	1,969	2,466
Prepaid expenses and deposits	4,445	4,999	(554)
Working capital liabilities
Accounts payable	(46,523)	(41,369)	(5,154)
Accrued liabilities	(12,399)	(19,111)	6,712
Contract liabilities	(1,266)	(1,512)	246
Total net current working capital (excluding cash)	$30,968	$7,557	$23,411

Property, plant and equipment	641,410	633,704	7,706
Total assets	817,158	838,928	(21,770)

Credit Facility(i)	130,000	220,000	(90,000)
Finance lease obligations(i)	68,114	69,472	(1,358)
Financing obligations(i)	55,566	51,118	4,448
Promissory notes(i)	10,763	12,726	(1,963)
Senior debt(ii)	$264,443	$353,316	$(88,873)
Convertible debentures(i)	129,750	55,000	74,750
Mortgages(i)	20,933	21,206	(273)
Total debt(ii)	$415,126	$429,522	$(14,396)
Cash	(16,791)	(43,915)	27,124
Net debt(ii)	$398,335	$385,607	$12,728
Total shareholders' equity	254,320	248,443	5,877
Invested capital(ii)	$652,655	$634,050	$18,605
(i)Includes current portion.
(ii)See "Non-GAAP Financial Measures".
As at June 30, 2021, we had $nil in trade receivables that were more than 30 days past due compared to $0.2 million as at December 31, 2020. As at June 30, 2021 and December 31, 2020, we did not have an allowance for credit losses related to our trade receivables as we believe that there is minimal risk in the collection of past due trade receivables. We continue to monitor the credit worthiness of our customers. As at June 30, 2021, holdbacks totaled $0.2 million, up from $0.1 million as at December 31, 2020.
Capital additions

Reconciliation to Statements of Cash Flows	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2021	2020	2021	2020
Purchase of PPE	$31,275	$25,315	$60,464	$66,682
Additions to intangibles	257	271	568	271
Gross capital expenditures	$31,532	$25,586	$61,032	$66,953
Proceeds from sale of PPE	(8,232)	(1,407)	(9,300)	(2,048)
Change in capital inventory and capital work in progress	(1,787)	(8,736)	(2,731)	(9,272)
Capital expenditures, net(i)	$21,513	$15,443	$49,001	$55,633
Lease additions	70	378	15,093	26,996
Capital additions(i)	$21,583	$15,821	$64,094	$82,629
(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis June 30, 2021	M-9	North American Construction Group Ltd.

Sustaining and Growth Additions	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2021	2020	2021	2020
Sustaining	$19,126	$13,935	$46,614	$51,114
Growth	2,387	1,508	2,387	4,519
Capital expenditures, net(i)	$21,513	15,443	$49,001	$55,633
Sustaining	70	378	15,093	1,264
Growth	—	—	—	25,732
Lease additions	$70	378	$15,093	$26,996
Sustaining	19,196	14,313	61,707	52,378
Growth	2,387	1,508	2,387	30,251
Capital additions(i)	$21,583	$15,821	$64,094	$82,629
(i)See "Non-GAAP Financial Measures".
Capital additions for the three months ended June 30, 2021 were $21.6 million ($15.8 million in the prior year). Sustaining capital additions of $19.2 million in the quarter were the result of capital maintenance activities required to maintain the existing fleet. Growth capital additions included the commissioning of an incremental rebuilt 400-ton haul truck as well as new steam trucks in the Company's proportionately consolidated entities.
Capital additions for the six months ended June 30, 2021 were $64.1 million ($82.6 million in the prior year) the majority of which comprised of sustaining capital additions incurred during a busy winter season to maintain the existing fleet. Included in the prior growth capital was $30.3 million largely related to the purchase and commissioning of shovels required to fulfill performance obligations under long-term contracts.
We finance a portion of our heavy construction fleet through finance leases and we continue to lease our motor vehicle fleet through our finance lease facilities. Our sustaining capital additions financed through finance leases during the three months ended June 30, 2021 was $0.1 million ($0.4 million in the prior year). For the six months ended June 30, 2021 sustaining capital additions financed through finance leases was $15.1 million ($27.0 million for the same period in 2020). Our equipment fleet is currently split among owned (61%), finance leased (31%) and rented equipment (8%).
For a complete discussion on our capital expenditures, please see "Liquidity and Capital Resources - Capital Resources" in our most recent annual MD&A for the year ended December 31, 2020.
Summary of consolidated cash flows

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2021	2020	2021	2020
Cash provided by operating activities	$25,736	$33,915	$67,674	$82,850
Cash used in investing activities	(21,972)	(24,399)	(43,403)	(66,032)
Cash (used in) provided by financing activities	(18,706)	(6,820)	(51,395)	18,967
(Decrease) increase in cash	$(14,942)	$2,696	$(27,124)	$35,785
Operating activities

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2021	2020	2021	2020
Cash provided by operating activities prior to change in working capital(i)	$28,601	$24,553	$89,014	$79,016
Net changes in non-cash working capital	(2,865)	9,362	(21,340)	3,834
Cash provided by operating activities	$25,736	$33,915	$67,674	$82,850
(i)See "Non-GAAP Financial Measures".
Cash provided by operating activities for the three months ended June 30, 2021 was $25.7 million, compared to cash provided by operating activities of $33.9 million in for the three months ended June 30, 2020. Cash provided by operating activities for the six months ended June 30, 2021 was $67.7 million, compared to cash provided by operating activities of $82.9 million for the six months ended June 30, 2020. The decrease in cash flow in both current year periods is due to lower gross profit and largely a result of changes to working capital balances shown

Management's Discussion and Analysis June 30, 2021	M-10	North American Construction Group Ltd.

below. Cash provided by or used in the net change in non-cash working capital specific to operating activities are summarized in the table below:

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2021	2020	2021	2020
Accounts receivable	$16,443	$31,470	$(12,450)	$39,628
Contract assets	155	(536)	1,580	17,582
Inventories	(6,264)	2,012	(8,825)	(161)
Contract costs	(1,435)	(248)	(2,466)	(223)
Prepaid expenses and deposits	(469)	1,260	630	1,483
Accounts payable	(2,856)	(20,512)	5,154	(52,699)
Accrued liabilities	(4,134)	(4,475)	(4,717)	(2,144)
Contract liabilities	(4,305)	391	(246)	368
	$(2,865)	$9,362	$(21,340)	$3,834
Investing activities
Cash used in investing activities for the three months ended June 30, 2021 was $22.0 million, compared to cash used in investing activities of $24.4 million for the three months ended June 30, 2020. Current period investing activities largely relate to $31.3 million for the purchase of property, plant and equipment, partially offset by $8.2 million cash received on disposal of property, plant and equipment. Prior year investing activities included $25.3 million for the purchase of property, plant and equipment, partially offset by $1.4 million cash received on the disposal of property, plant and equipment.
Cash used in investing activities for the six months ended June 30, 2021 was $43.4 million, compared to cash used in investing activities of $66.0 million for the six months ended June 30, 2020. Current year to date investing activities largely relate to $60.5 million for the purchase of property, plant and equipment, offset by $9.3 million in proceeds from the disposal of property, plant and equipment and $7.1 million gain from the settlement of derivative financial instrument. Prior year investing activities included $66.7 million for the purchase of property, plant and equipment, offset by $2.0 million in proceeds from the disposal of property, plant and equipment and $0.8 million of net repayments received primarily from activity within the Nuna Group of Companies.
Financing activities
Cash used in financing activities during the three months ended June 30, 2021 was $18.7 million, which included $74.8 million in proceeds from long-term debt offset by $80.3 million of long-term debt repayments, $8.3 million in finance lease obligation repayments, $3.5 million in financing fees for new 5.50% convertible unsecured subordinated debentures and dividend payments of $1.1 million. Cash used in financing activities during the three months ended June 30, 2020 was $6.8 million, which included proceeds from long-term debt of $50.1 million, offset by $42.7 million of long-term debt repayments, $9.1 million in finance lease obligation repayments and $4.3 million from the share purchase program.
Cash used in financing activities during the six months ended June 30, 2021 was $51.4 million, which included $96.5 million in proceeds from long-term debt offset by $109.5 million of long-term debt repayments, $16.5 million in finance lease obligation repayments, $16.5 million from the share purchase program, $3.5 million in financing fees for new 5.50% convertible unsecured subordinated debentures, and dividend payments of $2.2 million. Cash provided by financing activities during the six months ended June 30, 2020 was $19.0 million, which included $110.5 million in proceeds from long-term debt offset by $55.5 million of long-term debt repayments, $18.2 million in finance lease obligation repayments, $7.0 million for purchase of treasury shares, dividend payments of $2.1 million and $9.1 million from the share purchase program.

Management's Discussion and Analysis June 30, 2021	M-11	North American Construction Group Ltd.

Free cash flow

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2021	2020	2021	2020
Cash provided by operating activities	$25,736	$33,915	$67,674	$82,850
Cash used in investing activities	(21,972)	(24,399)	(43,403)	(66,032)
Capital additions financed by leases	(70)	(378)	(15,093)	(26,996)
Add back:
Growth capital additions	2,387	1,508	2,387	30,251
Free cash flow(i)	$6,081	$10,646	$11,565	$20,073
(i)See "Non-GAAP Financial Measures".
Free cash flow of $6.1 million in the quarter was negatively impacted by a variety of timing impacts related to working capital balances, capital work in process and cash balances owed by affiliates and joint ventures. Excluding these timing impacts, positive cash flow of $20.4 million was generated by adjusted EBITDA of $42.4 million detailed above offset by sustaining capital additions of $19.2 million and cash interest paid of $2.8 million. Sustaining maintenance expenditures remained consistent with the expectations of the front-loaded 2021 capital maintenance plan reflecting necessary sustaining maintenance required coming out of our busy winter season.
Free cash flow for the six months ended June 30, 2021 was $11.6 million, the decrease was primarily driven by change in working capital balances which alone consumed $21.3 million. Excluding timing impacts, positive cash flow of $34.5 million was generated by the adjusted EBITDA of $103.5 million, offset by sustaining capital additions of $61.7 million, and cash interest paid of $7.3 million.
Contractual obligations
Our principal contractual obligations relate to our long-term debt; finance and operating leases; capital for property, plant and equipment; and supplier contracts. The following table summarizes our future contractual obligations as of June 30, 2021, excluding interest where interest is not defined in the contract (non-lease components of lease commitments and supplier contracts). The future interest payments were calculated using the applicable interest rates and balances as at June 30, 2021 and may differ from actual results.

	Payments due by fiscal year
(dollars in thousands)	Total	2021	2022	2023	2024	2025 and thereafter
Credit Facility	$139,409	$2,086	$4,138	$133,185	$—	$—
Convertible debentures	172,278	3,431	6,861	6,861	6,861	148,264
Mortgage	34,111	776	1,548	1,544	1,540	28,703
Promissory notes	11,313	1,996	3,993	3,993	1,331	—
Finance leases (i)	61,979	13,701	22,512	14,357	9,532	1,877
Operating leases(ii)	13,408	567	1,062	917	701	10,161
Non-lease components of lease commitments(iii)	857	113	388	159	—	197
Financing obligations	58,815	7,732	15,461	15,458	15,821	4,343
Supplier contracts	5,210	5,210	—	—	—	—
Contractual obligations	$497,380	$35,612	$55,963	$176,474	$35,786	$193,545
(i)Finance leases are net of receivable on heavy equipment operating subleases of $9,368 (2021 - $1,874; 2022 - $3,747; 2023 - $3,747).
(ii)Operating leases are net of receivables on subleases of $6,324 (2021 - $1,697; 2022 - $2,638; 2023 - $1,496; 2024 - $493).
(iii)Non-lease components of lease commitments are net of receivables on subleases of $3,036 (2021 - $837; 2022 - $1,467; 2023 - $730; 2024 - $2). These commitments include common area maintenance, management fees, property taxes and parking related to operating leases.
Our total contractual obligations of $497.4 million as at June 30, 2021 decreased from $498.6 million as at December 31, 2020, primarily as a result of the decrease to the Credit Facility of $100.4 million and a decrease to supplier contracts of $6.5 million, offset by an increase in convertible debentures of $102.2 million and an increase to financing obligations of $4.4 million.
We have no off-balance sheet arrangements.

Management's Discussion and Analysis June 30, 2021	M-12	North American Construction Group Ltd.

Credit Facility
On June 23, 2021, we entered into an amendment to our Credit Facility that allows borrowing under the revolving loan to $325.0 million, with the ability to increase the maximum borrowings by an additional $25.0 million subject to certain conditions, and permits finance lease debt to a limit of $150.0 million. This expanded facility matures on October 8, 2023, with an option to extend on an annual basis. The amended facility maintains financial covenant thresholds as well as other debt limits.
As at June 30, 2021, the Credit Facility had borrowings of $130.0 million (December 31, 2020 - $220.0 million) and $0.9 million in issued letters of credit (December 31, 2020 - $0.9 million). At June 30, 2021, our borrowing availability under the Credit Facility was $194.1 million (December 31, 2020 - $104.1 million).
Under the terms of the Credit Facility the Senior Leverage Ratio is to be maintained at less than or equal to 3.0:1. In the event we enter into a material acquisition, the maximum allowable Senior Leverage Ratio would increase to 3.50:1 for four quarters following the acquisition. The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1.
Financial covenants are to be tested quarterly on a trailing four quarter basis. As at June 30, 2021, we were in compliance with the Company Credit Facility covenants. We fully expect to maintain compliance with our financial covenants during the subsequent twelve-month period.
For complete discussion on our covenants, see "Liquidity and Capital Resources - Credit Facility" in our most recent annual MD&A.
Debt ratings
On April 1, 2021, S&P Global Ratings ("S&P") reiterated our Company outlook as "stable" and maintained our long-term corporate credit rating at "B+". For a complete discussion on debt ratings, see "Capital Structure and Securities - Debt Ratings" in our most recent AIF for the year ended December 31, 2020.
Outstanding share data
Common shares
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at July 23, 2021, there were 30,002,028 voting common shares outstanding, which included 1,583,564 voting common shares held by the trust and classified as treasury shares on our consolidated balance sheets (30,002,028 common shares, including 1,855,841 common shares classified as treasury shares at June 30, 2021). Additionally, as at June 30, 2021, there were an aggregate of 20,900 vested and unvested options outstanding under our Amended and Restated 2004 Share Option Plan which, in the event of full vesting and exercise, would result in the issuance of 20,900 common voting shares.
For a more detailed discussion of our share data, see "Capital Structure and Securities - Capital Structure" in our most recent AIF.

Management's Discussion and Analysis June 30, 2021	M-13	North American Construction Group Ltd.

Convertible debentures

	June 30, 2021	December 31, 2020
5.50% convertible debentures	$74,750	$—
5.00% convertible debentures	55,000	55,000
	$129,750	$55,000
On June 1, 2021, we issued $65.0 million aggregate principal amount of 5.50% convertible unsecured subordinated debentures. On June 4, 2021, the underwriters exercised the over-allotment option, in full, purchasing an additional $9.8 million aggregate principal amount of 5.50% unsecured subordinated debentures.
The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs
5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.75	$40.4040	$3,509
5.00% convertible debentures	March 20, 2019	March 31, 2026	$26.25	$38.0952	$2,691
Interest on the 5.50% convertible debenture is payable semi-annually in arrears on June 30 and December 31 of each year, commencing on December 31, 2021. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.
The 5.50% convertible debentures are not redeemable prior to June 30, 2024, except under certain exceptional circumstances. The 5.50% convertible debentures maybe be redeemed at the option of the Company, in whole or in part, at any time on or after June 30, 2024 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after June 30, 2026 at a redemption price equal to the principal amount. In each case, the Company will pay accrued and unpaid interest on the debentures redeemed to the redemption date.
The 5.00% convertible debentures are only redeemable under certain conditions after a change in control has occurred. If a change in control occurs, we are required to offer to purchase all of the 5.00% convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
During the three and six months ended June 30, 2021, we realized gains of $0.9 million and $7.1 million, respectively, (unrealized gain at March 31, 2021 of $0.6 million and at December 31, 2020 of $4.3 million) on the swap agreement related to 5.50% convertible debentures that were issued in 2017 and redeemed through issuance of 4,583,655 common shares in April 2020. This swap agreement was completed during the six months ended June 30, 2021.
Share purchase program
We completed the normal course issuer bid ("NCIB") commenced on March 12, 2020 under which a maximum number of 2,300,000 common shares were authorized to be purchased. During the three months ended March 31, 2021, we purchased and subsequently cancelled 1,076,903 shares under this NCIB, which resulted in a decrease of common shares of $8.7 million and an decrease to additional paid-in capital of $7.3 million.
On April 9, 2021, we commenced a NCIB under which a maximum number of 2,000,000 common shares were authorized to be purchased. During the six months ended June 30, 2021, we purchased and subsequently cancelled 37,000 shares under this NCIB, at an average price of $13.86 per share. This resulted in a decrease to common shares of $0.3 million and a decrease to additional paid-in capital of $0.2 million. This NCIB will terminate no later than April 8, 2022.

Management's Discussion and Analysis June 30, 2021	M-14	North American Construction Group Ltd.

ACCOUNTING ESTIMATES, PRONOUNCEMENTS AND MEASURES
Critical accounting estimates
The preparation of our consolidated financial statements, in conformity with US GAAP, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2020.
Issued accounting pronouncements not yet adopted
Debt with conversion and other options
In September 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options and Derivatives and Hedging - Contracts in Entity's own Equity. This accounting standard update was issued to address issues identified as a result of the complexity associated with GAAP for certain financial instruments with characteristics of liabilities and equity. This ASU will be effective January 1, 2022 with early adoption permitted. We are assessing the impact the adoption of this standard will have on our consolidated financial statements.
Backlog
The following summarizes our non-GAAP reconciliation of backlog as at June 30, 2021:

(dollars in thousands)	Jun 30, 2021	Dec 31, 2020
Performance obligations per financial statements	$234,019	$126,816
Add: undefined committed volumes	391,385	614,285
Backlog	$625,404	$741,101

Revenue generated from backlog year to date	$191,379	$310,278
We recognized $191.4 million of revenue from the backlog during the six months ended June 30, 2021, which decreased our backlog by $115.7 million from December 2020 backlog of $741.1 million. Differences from these metrics relate to addition of new contracts during the current year. As at June 30, 2021, we estimate that approximately $198.0 million of our backlog reported above will give rise to revenue generated over the remainder of 2021.
Our equity method investments also have a backlog of which our share was $869.2 million as at June 30, 2021, (December 31, 2020 - $190.3 million ), resulting in a combined backlog of $1,494.6 million as at June 30, 2021 (December 31, 2020 - $931.4 million ).
Non-GAAP financial measures
"Gross profit" is defined as revenue less: project costs; equipment costs; and depreciation. We believe that gross profit is a meaningful measure of our business as it portrays results before general and administrative costs, amortization of intangible assets and the gain or loss on disposal of property, plant and equipment. Management reviews gross profit to determine the profitability of operating activities, including equipment ownership charges and to determine whether property, plant and equipment are being allocated effectively.
"Adjusted net earnings" is defined as net income and comprehensive income excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment and certain other non-cash items included in the calculation of net income.
"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.
“Equity investment EBIT” is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense and income taxes.
“Adjusted EBITDA” is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization.

Management's Discussion and Analysis June 30, 2021	M-15	North American Construction Group Ltd.

“Equity investment depreciation and amortization” is defined as our proportionate share (based on ownership interest) of depreciation and amortization in other affiliates and joint ventures accounted for using the equity method.
We believe that adjusted EBIT and adjusted EBITDA are meaningful measures of business performance because they exclude items that are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.
"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.
As adjusted EBIT, adjusted EBITDA, adjusted net earnings and adjusted EPS are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example adjusted EBITDA does not:
•reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;
•reflect changes in our cash requirements for our working capital needs;
•reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•include tax payments or recoveries that represent a reduction or increase in cash available to us; or
•reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
"Margin" is defined as the financial number as a percent of total reported revenue. Examples where we use this reference and related calculation are in relation to "gross profit margin", "operating income margin", "net income margin", or "adjusted EBITDA margin". We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
"Total debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our Credit Facility (excluding outstanding Letters of Credit); (iii) convertible unsecured subordinated debentures; (iv) mortgage; (v) promissory notes; and (vi) financing obligations. We believe total debt is a meaningful measure in understanding our complete debt obligations.
"Net debt" is defined as total debt less cash and cash equivalents recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements net of available cash.
"Senior debt" is defined as total debt, excluding convertible debentures, deferred financing costs, mortgages related to NACG Acheson Ltd. and debt related to investment in affiliates and joint ventures. Senior debt is used primarily for our bank covenants contained in the Credit Facility agreement.
"Invested capital" is defined as total shareholders' equity plus net debt.
"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.
"Free cash flow" is defined as cash from operations less cash used in investing activities including finance lease additions but excluding cash used for growth capital. We believe that free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying expected job scope, value and timing. Backlog, while not a GAAP term is similar in nature and definition to the "transaction price allocated to the remaining

Management's Discussion and Analysis June 30, 2021	M-16	North American Construction Group Ltd.

performance obligations", defined under US GAAP and reported in "Note 5 - Revenue" in our financial statements. When the two numbers differ, the variance relates to expected scope where we have a contractual commitment, but the customer has not yet provided specific direction.
“Growth capital” is defined as new or used revenue-generating and customer facing assets which are not intended to replace an existing asset and have been commissioned and are available for use. These expenditures are made with the intent of resulting in a meaningful increase to earnings and cash flow potential.
“Sustaining capital” is defined as expenditures, net of routine disposals, related to property, plant and equipment which have been commissioned and are available for use operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.
"Capital expenditures, net" is defined as growth capital and sustaining capital.
"Capital additions" is defined as capital expenditures, net and lease additions.
"Capital inventory" is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.
“Capital work in progress” is defined growth capital and sustaining capital prior to commissioning and not available for use.
We believe that capital expenditures, net and its components are a meaningful measure to assess resource allocation.
INTERNAL SYSTEMS AND PROCESSES
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Executive Vice President & Chief Financial Officer to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Executive Vice President & Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and the Executive Vice President & Chief Financial Officer concluded that as of June 30, 2021 such disclosure controls and procedures were effective.
Management’s report on internal control over financial reporting
In early 2020, many of our corporate office staff and site administrative staff began working remotely from home due to the COVID-19 pandemic. This change required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes to our internal controls over financial reporting (“ICFR”) for the three and six months ended June 30, 2021 that have materially affected, or are reasonably likely to affect, our ICFR.
LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see “Our Business - Health, Safety and Environmental” in our most recent annual information form ("AIF") for a complete discussion on this topic.
Employees and Labour Relations
As at June 30, 2021, we had 191 salaried employees (June 30, 2020 - 166 salaried employees) and 1,563 hourly employees (June 30, 2020 - 892 hourly employees) in our western Canadian operations (excluding employees employed by Nuna). Of the hourly employees, approximately 84% of the employees are union members and work under collective bargaining agreements (June 30, 2020 - 83% of the employees).

Management's Discussion and Analysis June 30, 2021	M-17	North American Construction Group Ltd.

Existing terms of the collective bargaining agreement with the International Union of Operating Engineers continue to apply while renewal discussions continue. We are optimistic that the renewal will be finalized in Q3 2021. Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations ranges in size from approximately 700 employees to approximately 1,800 employees, depending on the time of year, types of work and duration of awarded projects.
We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake.
OUTLOOK
Our focus and priorities through the remainder of 2021 are as follows:
•Safety - focus on people and relationships as we emerge from the pandemic, maintain an uncompromising commitment to health and safety while elevating the standard of excellence in the field.
•Sustainability - commitment to the continued development of sustainability targets and consistent measurement of progress to those targets.
•Diversification - continue to pursue further diversification of customer, resource and geography through strategic partnerships, industry expertise and/or investment in Indigenous joint ventures.
•Execution - enhance our record of operational excellence with respect to fleet maintenance, availability and utilization through leverage of our reliability programs, technical improvements and management systems.
The following table provides projected key measures for the remainder of 2021. These measures are predicated on contracts currently in place and the heavy equipment fleet that we own and operate.

Key measures	2021
Adjusted EBITDA	$190 - $210M
Adjusted EPS	$1.70 - $1.95
Sustaining capital	$95 - $105M
Free cash flow	$65 - $85M

Capital allocation measures
Deleverage	$15 - $35M
Share purchase	$17 - $35M
Growth capital and acquisitions	$25 - $35M

Leverage ratios
Senior debt	1.1x - 1.5x
Net debt	1.7x - 2.1x
On April 1, 2020, the Government of Canada announced the Canada Emergency Wage Subsidy program, which was created to help employers prevent further job losses by keeping employees on payroll during the COVID-19 pandemic. Recently, the Government of Canada extended this program to September 2021 and we expect that we will be participating in this for all periods in which we are eligible.
FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary from the forward-looking information.
Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe", "continue", "expect", "project", "will" or the negative of those terms or other variations of them or comparable terminology.

Management's Discussion and Analysis June 30, 2021	M-18	North American Construction Group Ltd.

Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:
•Our expectation that we will continue to maintain compliance with our financial covenants.
•All statements regarding levels of Backlog and the periods of time over which we expect to perform Backlog.
•Our expectation that free cash flows for 2021, in the range of $65 to $85 million, will improve liquidity over 2021.
•Our belief that we have the contracted work to provide sufficient free cash flow to both de-lever our balance sheet significantly and pursue many opportunities to continue our diversification and growth objectives.
•Our expectation that we will continue to participate in the Canada Emergency Wage Subsidy program.
Assumptions
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:
•consistent or improved site access restrictions related to COVID-19 safety protocols;
•oil prices remaining stable and not dropping significantly in 2021;
•oil sands production continuing to be resilient to drops in oil prices due to our customer's desire to lower their operating cost per barrel;
•continuing demand for heavy construction and earth-moving services including in diversified resources;
•continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on that demand;
•our ability to maintain our expenses at current levels in proportion to our revenue;
•work continuing to be required under our master services agreements with various customers and such master services agreements remaining intact;
•our customers' continued willingness and ability to meet their contractual obligations to us;
•our customers' continued economic viability, including their ability to pay us in a timely fashion;
•our customers and potential customers continuing to outsource activities for which we are capable of providing;
•our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;
•our continued ability to access sufficient funds to meet our funding requirements;
•our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;
•our relationships with the unions representing certain of our employees continuing to be positive; and
•our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.
and are subject to the risks and uncertainties highlighted in our MD&A for the year ended December 31, 2020 and in our most recently filed Annual Information Form.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors

Management's Discussion and Analysis June 30, 2021	M-19	North American Construction Group Ltd.

that could affect us. See “Assumptions” above, “Assumptions” and “Business Risk Factors” in our annual MD&A for the year ended December 31, 2020 and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.
Risk Management
We are exposed to liquidity, market and credit risks associated with its financial instruments. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to our Company and operations have been reviewed and assessed to reflect changes in market conditions and operating activities.
Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios. We have experienced no material change in market risk as of the quarter ended June 30, 2021. For a full discussion of market risk please see our annual MD&A for the year ended December 31, 2020.
Risk Factors Related to COVID-19
In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. Governments worldwide, including in Canada, enacted emergency measures to combat the spread of the virus, including the implementation of travel bans, quarantine periods and social distancing. The situation continues to evolve while markets and economies have somewhat stabilized, with governments and industry implementing measures to mitigate the impacts of the pandemic. As populations in Canada and many other countries are being vaccinated, governments are beginning to lift emergency measures. Should the pandemic worsen, we could be subject to additional or continued adverse impacts, including, but not limited to restrictions or limitations on the ability of our employees, contractors, suppliers and customers to conduct business due to quarantines, closures or travel restrictions, including the potential for deferral or cessation of ongoing or planned projects. The ultimate duration and magnitude of the pandemic and its financial effect on us is not known at this time. We are continuously monitoring the situation, however, and working with our customers and suppliers to mitigate its effects.
ADDITIONAL INFORMATION
Our corporate head office is located at 27287 - 100 Avenue, Acheson, Alberta, T7X 6H8. Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.
Additional information relating to us, including our AIF dated December 31, 2020, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and on our company website at www.nacg.ca.

Management's Discussion and Analysis June 30, 2021	M-20	North American Construction Group Ltd.

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Note	June 30, 2021	December 31, 2020
Assets
Current assets
Cash		$16,791	$43,915
Accounts receivable	4	48,823	36,373
Contract assets	5(b)	5,454	7,034
Inventories		27,999	19,174
Prepaid expenses and deposits		4,445	4,999
Assets held for sale		4,119	4,129
Derivative financial instruments		—	4,334
		107,631	119,958
Property, plant and equipment, net of accumulated depreciation of $327,973 (December 31, 2020 – $302,682)		641,410	633,704
Operating lease right-of-use assets		16,057	18,192
Investments in affiliates and joint ventures	7	43,087	44,050
Other assets		8,973	6,617
Deferred tax assets		—	16,407
Total assets		$817,158	$838,928
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	7	$46,523	$41,369
Accrued liabilities		12,399	19,111
Contract liabilities	5(b)	1,266	1,512
Current portion of long-term debt	6	18,275	16,307
Current portion of finance lease obligations		27,283	26,895
Current portion of operating lease liabilities		3,364	4,004
		109,110	109,198
Long-term debt	6	323,233	341,547
Finance lease obligations		40,831	42,577
Operating lease liabilities		12,660	14,118
Other long-term obligations		24,806	18,850
Deferred tax liabilities		52,198	64,195
		562,838	590,485
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – June 30, 2021 - 30,002,028 (December 31, 2020 – 31,011,831))	9(a)	246,815	255,064
Treasury shares (June 30, 2021 - 1,855,841 (December 31, 2020 - 1,845,201))	9(a)	(18,158)	(18,002)
Additional paid-in capital		40,806	46,536
Deficit		(15,143)	(35,155)
Shareholders' equity		254,320	248,443
Total liabilities and shareholders’ equity		$817,158	$838,928
Subsequent event (note 12)
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) June 30, 2021	F-1	North American Construction Group Ltd.

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2021	2020	2021	2020
Revenue	5	$140,155	$70,771	$308,563	$269,588
Project costs	8(b)	41,460	12,331	91,622	72,448
Equipment costs	8(b)	57,044	25,792	112,029	97,533
Depreciation		26,425	11,551	57,623	43,859
Gross profit		15,226	21,097	47,289	55,748
General and administrative expenses	8(b)	13,675	5,830	23,071	8,017
(Gain) loss on disposal of property, plant and equipment		(63)	672	(321)	829
Operating income		1,614	14,595	24,539	46,902
Interest expense, net	10	4,398	4,274	8,940	9,802
Equity earnings in affiliates and joint ventures	7	(4,733)	(1,474)	(8,202)	(1,934)
Net realized and unrealized gain on derivative financial instrument	6(b)	(253)	(2,496)	(2,737)	(286)
Income before income taxes		2,202	14,291	26,538	39,320
Current income tax expense		—	—	—	17
Deferred income tax (benefit) expense		(540)	992	4,410	6,969
Net income and comprehensive income		$2,742	$13,299	$22,128	$32,334
Per share information
Basic net income per share	9(b)	$0.10	$0.46	$0.78	$1.19
Diluted net income per share	9(b)	$0.09	$0.42	$0.72	$1.07
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) June 30, 2021	F-2	North American Construction Group Ltd.

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Deficit	Equity
Balance at December 31, 2019	$225,966	$(15,911)	$49,919	$(79,855)	$180,119
Net income and comprehensive income	—	—	—	32,334	32,334
Dividends ($0.08 per share)	—	—	—	(2,185)	(2,185)
Exercise of stock options	520	—	(208)	—	312
Conversion of convertible debentures	38,066	—	—	—	38,066
Share purchase program	(9,863)	—	755	—	(9,108)
Purchase of treasury shares	—	(7,029)	—	—	(7,029)
Stock-based compensation	—	1,070	687	—	1,757
Balance at June 30, 2020	$254,689	$(21,870)	$51,153	$(49,706)	$234,266

Balance at December 31, 2020	$255,064	$(18,002)	$46,536	$(35,155)	$248,443
Net income and comprehensive income	—	—	—	22,128	22,128
Dividends ($0.08 per share)	—	—	—	(2,116)	(2,116)
Exercise of stock options	730	—	(289)	—	441
Share purchase program	(8,979)	—	(7,540)	—	(16,519)
Purchase of treasury shares	—	(156)	—	—	(156)
Stock-based compensation	—	—	2,099	—	2,099
Balance at June 30, 2021	$246,815	$(18,158)	$40,806	$(15,143)	$254,320
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) June 30, 2021	F-3	North American Construction Group Ltd.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2021	2020	2021	2020
Cash provided by (used in):
Operating activities:
Net income and comprehensive income		$2,742	$13,299	$22,128	$32,334
Adjustments to reconcile to net cash from operating activities:
Depreciation		26,425	11,551	57,623	43,859
Amortization of deferred financing costs	10	235	183	441	449
(Gain) loss on disposal of property, plant and equipment		(63)	672	(321)	829
Net realized and unrealized gain on derivative financial instruments		(253)	(2,496)	(2,737)	(286)
Stock-based compensation expense (benefit)		7,651	2,212	10,025	(4,651)
Equity earnings in affiliates and joint ventures	7	(4,733)	(1,474)	(8,202)	(1,934)
Cash settlement of former director's deferred share unit plan		(2,300)	—	(2,300)	—
Dividends and advances received from affiliates and joint ventures	7	—	—	8,598	1,431
Other adjustments to cash from operating activities		(563)	(386)	(651)	16
Deferred income tax (benefit) expense		(540)	992	4,410	6,969
Net changes in non-cash working capital	11(b)	(2,865)	9,362	(21,340)	3,834
		25,736	33,915	67,674	82,850
Investing activities:
Purchase of property, plant and equipment		(31,275)	(25,315)	(60,464)	(66,682)
Additions to intangible assets		(257)	(271)	(568)	(271)
Proceeds on disposal of property, plant and equipment		8,232	1,407	9,300	2,048
Investment in affiliates and joint ventures	7	—	(292)	—	(1,919)
Net repayments of loans from affiliates and joint ventures		468	72	1,258	792
Settlement of derivative financial instrument		860	—	7,071	—
		(21,972)	(24,399)	(43,403)	(66,032)
Financing activities:
Proceeds from long-term debt	6	74,750	50,090	96,450	110,458
Repayment of long-term debt	6	(80,281)	(42,732)	(109,488)	(55,455)
Financing costs		(3,509)	—	(3,509)	—
Repayment of finance lease obligations		(8,297)	(9,069)	(16,451)	(18,158)
Dividend payments	9(d)	(1,123)	(1,023)	(2,163)	(2,053)
Proceeds from exercise of stock options		345	283	441	312
Share purchase program	9(c)	(513)	(4,288)	(16,519)	(9,108)
Purchase of treasury shares	9(a)	(78)	(81)	(156)	(7,029)
		(18,706)	(6,820)	(51,395)	18,967
(Decrease) increase in cash		(14,942)	2,696	(27,124)	35,785
Cash, beginning of period		31,733	38,633	43,915	5,544
Cash, end of period		$16,791	$41,329	$16,791	$41,329
Supplemental cash flow information (note 11(a))
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) June 30, 2021	F-4	North American Construction Group Ltd.

Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2021
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
(Unaudited)
1. Nature of operations
North American Construction Group Ltd. ("NACG" or the “Company”) was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 primarily in western Canada but also in other parts of Canada and United States, providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors.
2. Significant accounting policies
Basis of presentation
These interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These interim consolidated financial statements include the accounts of the Company, its wholly-owned Canadian and United States incorporated subsidiaries and, via certain of its subsidiaries, the Company also holds investments in other Canadian corporations, partnerships and joint ventures. All significant intercompany transactions and balances are eliminated upon consolidation.
The Company has prepared these interim consolidated financial statements on the same basis as its annual consolidated financial statements.
The Company's full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters due to seasonality. Oil sands mining revenues are typically highest in the first quarter of each year as ground conditions are most favorable for this type of work while civil construction revenues are typically highest during the third and fourth quarter, as weather conditions are most favorable for this type of work during these seasons. Mining activity declines near the end of the first quarter and through a large portion of the second quarter, as weather conditions make operations difficult. The duration of this period is referred to as “spring breakup”, as frost leaves the ground and many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment. In addition to revenue variability, gross profit margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for servicing.
3. Recent accounting pronouncements not yet adopted
Debt with conversion and other options
In September 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options and Derivatives and Hedging - Contracts in Entity's own Equity. This accounting standard update was issued to address issues identified as a result of the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. This standard is effective January 1, 2022 with early adoption permitted. The Company is assessing the impact that the adoption of this standard may have on its consolidated financial statements.
4. Accounts receivable

	June 30, 2021	December 31, 2020
Trade	$26,245	$23,692
Holdbacks	155	64
Accrued trade receivables	16,420	8,445
Contract receivables	$42,820	$32,201
Other	6,003	4,172
	$48,823	$36,373
The Company has not recorded an allowance for credit losses and there has been no change to this estimate in the period.

Interim Consolidated Financial Statements (Unaudited) June 30, 2021	F-5	North American Construction Group Ltd.

5. Revenue
a) Disaggregation of revenue

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Revenue by source
Operations support services	$134,872	$70,771	$287,411	$263,147
Construction services	5,283	—	21,152	6,441
	$140,155	$70,771	$308,563	$269,588

By commercial terms
Time-and-materials	$104,122	$33,850	$182,060	$135,703
Unit-price	36,033	36,921	126,503	133,885
	$140,155	$70,771	$308,563	$269,588

Revenue recognition method
As-invoiced	$109,226	$57,065	$190,219	$201,247
Cost-to-cost percent complete	30,929	13,706	118,344	68,341
	$140,155	$70,771	$308,563	$269,588
b) Contract balances
Contract assets:

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Balance, beginning of period	$5,609	$1,075	$7,034	$19,193
Transferred to receivables from contract assets recognized at the beginning of the period	(5,609)	(929)	(7,034)	(16,516)
Decreases due to derecognition of unpriced contract modifications	—	(146)	—	(2,677)
Increases as a result of changes to the estimate of the stage of completion, excluding amounts transferred in the period	23	26	23	26
Increases as a result of work completed, but not yet an unconditional right to consideration	5,431	1,585	5,431	1,585
Balance, end of period	$5,454	$1,611	$5,454	$1,611
Contract liabilities:

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Balance, beginning of period	$5,571	$—	$1,512	$23
Revenue recognized that was included in the contract liability balance at the beginning of the period	(5,571)	—	(1,512)	(23)
Increases due to cash received, excluding amounts recognized as revenue during the period	1,266	391	1,266	391
Balance, end of period	$1,266	$391	$1,266	$391

Interim Consolidated Financial Statements (Unaudited) June 30, 2021	F-6	North American Construction Group Ltd.

c) Transaction price allocated to the remaining performance obligations
The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.

For the year ended December 31,
2021 (excluding the six months ended June 30, 2021)	$198,044
2022	10,700
2023	10,700
2024	8,425
2025	6,150
$234,019
6. Long-term debt

	Note	June 30, 2021	December 31, 2020
Credit Facility	6(a)	$130,000	$220,000
Convertible debentures	6(b)	129,750	55,000
Mortgages		20,933	21,206
Financing obligations	6(c)	55,566	51,118
Promissory notes		10,763	12,726
Unamortized deferred financing costs		(5,504)	(2,196)
		$341,508	$357,854
Less: current portion of long-term debt		(18,275)	(16,307)
		$323,233	$341,547
a) Credit Facility
On June 23, 2021, the Company entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate that allows borrowing under the revolving loan to $325.0 million with the ability to increase the maximum borrowings by an additional $25.0 million, subject to certain conditions. The facility matures on October 8, 2023, with an option to extend on an annual basis. The Credit Facility permits finance lease obligations to a limit of $150.0 million and certain other borrowings outstanding to a limit of $20.0 million. As at June 30, 2021, the Company did not exceed these limits.
As at June 30, 2021, there was $0.9 million (December 31, 2020 - $0.9 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $194.1 million (December 31, 2020 - $104.1 million).
As at June 30, 2021, there was $26.3 million in borrowing availability under finance lease obligations (December 31, 2020 - $29.4 million). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations.
The Credit Facility has financial covenants that must be tested quarterly on a trailing four-quarter basis. The financial covenants consist of senior leverage and fixed charge coverage ratios. As at June 30, 2021, the Company was in compliance with its financial covenants.
The Credit Facility bears interest at Canadian Prime Rate, U.S. Dollar Base Rate, Canadian Bankers’ Acceptance Rate or London Interbank Offered Rate ("LIBOR") (all such terms as used or defined in the Credit Facility), plus applicable margins. Effective December 31, 2021, LIBOR will be replaced by a rate based on the Secured Overnight Financing Rate ("SOFR"). The Company is also subject to non-refundable standby fees on undrawn amounts equal to 0.40% to 0.75% depending on the Company’s Total Debt to Bank EBITDA Ratio. Total Debt is defined in the Credit Facility as long-term debt including finance leases and letters of credit, excluding convertible debentures, deferred financing costs, the mortgage related to NACG Acheson Ltd., and other non-recourse debt. The Credit Facility is secured by a first priority lien on all of the Company's existing and after-acquired property, excluding the Company's first securities interest on the mortgage.

Interim Consolidated Financial Statements (Unaudited) June 30, 2021	F-7	North American Construction Group Ltd.

b) Convertible debentures

	June 30, 2021	December 31, 2020
5.50% convertible debentures	$74,750	$—
5.00% convertible debentures	55,000	55,000
	$129,750	$55,000
On June 1, 2021, the Company issued $65,000 aggregate principal amount of 5.50% convertible unsecured subordinated debentures. On June 4, 2021, the underwriters exercised the over-allotment option, in full, purchasing an additional $9,750 aggregate principal amount of 5.50% convertible unsecured subordinated debentures.
The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs
5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.75	$40.4040	$3,509
5.00% convertible debentures	March 20, 2019	March 31, 2026	$26.25	$38.0952	$2,691
Interest on the 5.50% convertible debentures is payable semi-annually in arrears on June 30 and December 31 of each year, commencing on December 31, 2021. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.
The 5.50% convertible debentures are not redeemable prior to June 30, 2024, except under certain exceptional circumstances. The 5.50% convertible debentures may be redeemed at the option of the Company, in whole or in part, at any time on or after June 30, 2024 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after June 30, 2026 at a redemption price equal to the principal amount. In each case, the Company will pay accrued and unpaid interest on the debentures redeemed to the redemption date.
The 5.00% convertible debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, the Company is required to offer to purchase all of the 5.00% convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
During the three and six months ended June 30, 2021, the Company realized gain of $860 and $7,071, respectively, (unrealized gain at March 31, 2021 of $607 and at December 31, 2020 of $4,334) on the swap agreement related to the 5.50% convertible debentures that were issued in 2017 and redeemed through issuance of 4,583,655 common shares in April 2020. This swap agreement was completed during the six months ended June 30, 2021.
c) Financing obligations
The Company accounts for sale-leaseback transactions where control of the asset does not transfer as a financing transaction rather than as a finance lease. During the six months ended June 30, 2021, the Company recorded new financing obligations of $11,700. The finance contracts expire February 2026 and bear interest at 2.23%. The finance obligations are secured by the corresponding property, plant and equipment.

Interim Consolidated Financial Statements (Unaudited) June 30, 2021	F-8	North American Construction Group Ltd.

7. Investments in affiliates and joint ventures

Affiliate or joint venture name:	Interest	Consolidation
Nuna Group of Companies
1229181 B.C Ltd.	49%	Equity method
North American Nuna Joint Venture	50%	Equity method
Nuna East Ltd.	37%	Equity method
Nuna Pang Contracting Ltd.	37%	Equity method
Nuna West Mining Ltd.	49%	Equity method
NAYL Realty Inc.	49%	Equity method
BNA Remanufacturing Limited Partnership	50%	Equity method
Dene North Site Services Partnership	49%	Proportionate
Mikisew North American Limited Partnership	49%	Proportionate
The following table summarizes the movement in the investments in affiliates and joint ventures balance:

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Balance, beginning of the period	$38,859	$45,586	$44,050	$42,908
Additions	—	292	362	2,589
Share of net income	4,733	1,474	8,202	1,934
Dividends and advances received from affiliates and joint ventures	—	—	(8,598)	(1,429)
Other adjustments	(505)	(335)	(929)	1,015
Balance, end of the period	$43,087	$47,017	$43,087	$47,017

The financial information for the Company's share of the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:
Balance Sheets

	June 30, 2021	December 31, 2020
Assets
Current assets	$42,392	$51,727
Non-current assets	33,083	40,858
Total assets	$75,475	$92,585
Liabilities
Current liabilities	$18,584	$24,200
Non-current liabilities	13,804	24,335
Total liabilities	$32,388	$48,535
The following table provides the material aggregate outstanding balances with the Nuna Group of Companies. Accounts payable due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment.

	June 30, 2021	December 31, 2020
Accounts payable	278	5,296
Statements of Operations and Comprehensive Income

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Revenues	$37,924	$11,221	$63,123	$21,619
Gross profit	6,631	3,440	11,874	5,730
Income before taxes	4,972	1,966	8,515	2,579
Net income and comprehensive income	$4,733	$1,474	$8,202	$1,934

Interim Consolidated Financial Statements (Unaudited) June 30, 2021	F-9	North American Construction Group Ltd.

8. Financial instruments and risk management
a) Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of fair value and such value may never actually be realized.
The fair values of the Company’s cash, accounts receivable, contract assets, loans to affiliates and joint ventures, accounts payable, accrued liabilities and contract liabilities approximate their carrying amounts due to the nature of the instrument or the relatively short periods to maturity for the instruments. The Credit Facility has a carrying value that approximates the fair value due to the floating rate nature of the debt. The promissory notes and mortgages have carrying values that are not materially different than their fair values due to similar instruments bearing similar interest rates.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		June 30, 2021		December 31, 2020
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Convertible debentures	Level 1	129,750	138,008	55,000	52,250
Financing obligations	Level 2	55,566	54,117	51,118	49,938
b) Risk management
The Company is exposed to liquidity, market and credit risks associated with its financial instruments. Management performs a risk assessment on a continual basis to help ensure that all significant risks have been reviewed and assessed to reflect changes in market conditions and operating activities.
In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. Governments worldwide, including Canada, enacted emergency measures to combat the spread of the virus, including the implementation of travel bans, quarantine periods and social distancing. These factors created material disruptions to businesses globally, resulting in an economic slowdown.
The situation continues to evolve while markets and economies have somewhat stabilized, with governments and industry implementing measures to mitigate the impacts of the pandemic. As populations in Canada and many other countries are being vaccinated, governments are beginning to lift emergency measures. Should the pandemic worsen, the Company could be subject to additional or continued adverse impacts including, but not limited to, restrictions or limitations on the ability of employees, contractors, suppliers and customers to conduct business due to quarantines, closures or travel restrictions, including the potential for deferral or cessation of ongoing or planned projects.
The ultimate duration and magnitude of these impacts on the economy and the financial effect on the Company is not known. Estimates and judgments made by management in the preparation of these financial statements are difficult and subject to a higher degree of measurement uncertainty during this period. Management continues to monitor the situation and has taken steps to mitigate the likelihood of occurrence of the events described above by managing costs.
In response to the economic slowdown caused by COVID-19, the Government of Canada introduced the Canada Emergency Wage Subsidy, an employer assistance program. For the three months ended June 30, 2021, the Company recognized $6,221 of salary and wage subsidies presented as reductions in project costs, equipment costs and general and administrative expenses of $3,714, $2,025 and $482, respectively. For the six months ended June 30, 2021, the Company recognized $11,997 of salary and wage subsidies presented as reductions of project costs, equipment costs and general and administrative expenses of $7,515, $3,726 and $756 respectively. For the three and six months ended June 30, 2020, the Company recognized $10,728 of salary and wage subsidies presented as reductions in project cost, equipment cost and general and administrative expenses of $5,494, $3,787, and $1,447 respectively.

Interim Consolidated Financial Statements (Unaudited) June 30, 2021	F-10	North American Construction Group Ltd.

The Company is also exposed to concentration risk through its revenues which is mitigated by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract. The Company has also mitigated this risk through diversification of its operations. This diversification has primarily come through investments in joint ventures which are accounted for using the equity method. For clarity, revenues from these investments are not included in consolidated revenue.
The following customers accounted for 10% or more of revenues:

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Customer A	47%	62%	44%	40%
Customer B	26%	13%	31%	27%
Customer C	23%	10%	22%	13%
Customer D	1%	11%	1%	19%
9. Shares
a) Common shares

	Common shares	Treasury shares	Common shares, net of treasury shares
Issued and outstanding as at December 31, 2020	31,011,831	(1,845,201)	29,166,630
Transferred from additional paid-in capital on exercise of stock options	104,100	—	104,100
Retired through share purchase program	(1,113,903)	—	(1,113,903)
Purchase of treasury shares	—	(10,640)	(10,640)
Issued and outstanding as at June 30, 2021	30,002,028	(1,855,841)	28,146,187
b) Net income per share

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Net income available to common shareholders	$2,742	$13,299	$22,128	$32,334
Interest from convertible debentures (after tax)	—	574	1,453	1,146
Diluted net income available to common shareholders	$2,742	$13,873	$23,581	$33,480

Weighted-average number of common shares	28,077,514	28,777,854	28,202,488	27,188,642
Weighted-average effect of dilutive securities
Dilutive effect of treasury shares	1,855,508	2,181,057	1,853,010	2,034,047
Dilutive effect of stock options	78,596	74,696	82,505	103,638
Dilutive effect of 5.00% convertible debentures	—	2,095,236	2,095,236	2,095,236
Dilutive effect of 5.50% convertible debentures	—	—	500,585	—
Weighted-average number of diluted common shares	30,011,618	33,128,843	32,733,824	31,421,563

Basic net income per share	$0.10	$0.46	$0.78	$1.19
Diluted net income per share	$0.09	$0.42	$0.72	$1.07
For three months ended June 30, 2021, there were 2,095,236 shares issuable on conversion of the 5.00% convertible debentures that were considered anti-dilutive and therefore not considered in computing diluted net income per share (three months ended June 30, 2020, all securities were dilutive).
For the six months ended June 30, 2021 and six months ended June 30, 2020, all securities were dilutive.
c) Share purchase program
During the three months ended March 31, 2021, the Company completed the normal course issuer bid ("NCIB") commenced on March 12, 2020 upon the purchases and cancellation of 1,076,903 common shares. The purchases resulted in a decrease of common shares of $8,679 and a decrease to additional paid-in capital of $7,327.

Interim Consolidated Financial Statements (Unaudited) June 30, 2021	F-11	North American Construction Group Ltd.

On April 9, 2021, the Company commenced a NCIB under which a maximum number of 2,000,000 common shares were authorized to be purchased. During the three months ended June 30, 2021, the Company purchased and subsequently cancelled 37,000 shares under this NCIB, which resulted in a decrease of common shares of $300 and a decrease to additional paid-in capital of $213. This NCIB will be terminated no later than April 8, 2022.
d) Dividends

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q2 2020	May 5, 2020	0.04	May 29, 2020	July 3, 2020	1,162
Q3 2020	July 28, 2020	0.04	August 31, 2020	October 2, 2020	1,156
Q4 2020	October 27, 2020	0.04	November 30, 2020	January 8, 2021	1,040
Q1 2021	February 16, 2021	0.04	March 4, 2021	April 9, 2021	1,123
Q2 2021	April 27, 2021	0.04	May 28, 2021	July 9, 2021	1,123
10. Interest expense, net

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Credit Facility	$1,679	$1,833	$3,587	$4,473
Convertible debentures	1,008	704	1,686	1,917
Finance lease obligations	611	864	1,238	1,722
Mortgages	242	248	486	505
Promissory notes	107	211	214	404
Financing obligations	429	286	809	411
Amortization of deferred financing costs	235	183	441	449
Interest expense	$4,311	$4,329	$8,461	$9,881
Other interest expense (income), net	87	(55)	479	(79)
	$4,398	$4,274	$8,940	$9,802
11. Other information
a) Supplemental cash flow information

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Cash paid during the period for:
Interest	$2,785	$3,670	$7,345	$9,919
Cash received during the period for:
Interest	18	61	56	84
Operating subleases included in cash from operations	2,087	852	4,330	1,740
Non-cash transactions:
Additions to property, plant and equipment by means of finance leases	70	378	15,093	26,996
Increase in assets held for sale, offset by property, plant and equipment	3,714	1,424	4,954	6,479
Decrease to property, plant and equipment upon investment contribution to affiliates and joint ventures	—	—	(362)	(670)
Non-cash working capital adjustments:
Net decrease in accounts receivable related to investments in affiliates and joint ventures	—	—	—	(911)
Net decrease in accounts receivable related to equity swap	—	378	—	378
Net decrease in accrued liabilities related to conversion of bonus compensation to deferred stock units	—	—	223	294
Net increase in accrued liabilities related to the current portion of deferred stock units liability	1,874	(12)	1,725	(80)
Net increase in accrued liabilities related to dividend payable	—	(139)	44	(132)

Interim Consolidated Financial Statements (Unaudited) June 30, 2021	F-12	North American Construction Group Ltd.

b) Net change in non-cash working capital
The table below represents the cash (used in) provided by non-cash working capital:

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Operating activities:
Accounts receivable	$16,443	$31,470	$(12,450)	$39,628
Contract assets	155	(536)	1,580	17,582
Inventories	(6,264)	2,012	(8,825)	(161)
Contract costs	(1,435)	(248)	(2,466)	(223)
Prepaid expenses and deposits	(469)	1,260	630	1,483
Accounts payable	(2,856)	(20,512)	5,154	(52,699)
Accrued liabilities	(4,134)	(4,475)	(4,717)	(2,144)
Contract liabilities	(4,305)	391	(246)	368
	$(2,865)	$9,362	$(21,340)	$3,834
12. Subsequent event
On June 9, 2021, the Company announced that it entered into a definitive agreement to acquire DGI Trading Pty Limited (“DGI”), a supplier of production-critical mining components based in Kempsey, New South Wales, Australia, for an estimated purchase price of $23.5 million. The transaction closed subsequent to the reporting period on July 1, 2021 with an initial payment of $10.3 million funded through existing debt facilities.
The purchase price is approximately equal to the net tangible assets of DGI, comprised primarily of inventory, and subsequent payments over a four-year period based on the estimated earnings of the business. The Company is in the process of valuing amounts for the major classes of assets and liabilities acquired, intangible assets and pre-acquisition contingencies in order to allocate the purchase price.

Interim Consolidated Financial Statements (Unaudited) June 30, 2021	F-13	North American Construction Group Ltd.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Joseph Lambert, the Chief Executive Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Construction Group Ltd. (the “issuer”) for the interim period ended June 30, 2021.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2021 and ended on June 30, 2021 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: July 28, 2021

/s/ Joseph Lambert
Joseph Lambert, Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Jason Veenstra, the Chief Financial Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Construction Group Ltd. (the “issuer”) for the interim period ended June 30, 2021.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2021 and ended on June 30, 2021 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: July 28, 2021

/s/ Jason Veenstra
Jason Veenstra, Chief Financial Officer